EXHIBIT 1

H&H Glass, Inc.

Financial Statements
for the Years Ended
December 31, 2006 and 2005

H&H Glass, Inc.

Financial Statements
for the Years Ended
December 31, 2006 and 2005

C  O  N  T  E  N  T  S

Report of Independent Registered Public Accountants

To the Board of Directors and Shareholders
H&H Glass, Inc.

We have audited the accompanying balance sheets of H&H Glass, Inc., an Illinois Corporation, as of December 31, 2006 and 2005, and the related statements of operations and comprehensive loss and cash flows for each of the fiscal years then ended.  These financial statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of H&H Glass, Inc. as of December 31, 2006 and 2005, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States.

/s/PMB Helin Donovan, LLP

PMB Helin Donovan, LLP
San Francisco, California
August 30, 2007

        H&H Glass, Inc.

        Balance Sheets

        As of December 31, 2006 and 2005

	2006	2005
Assets
Current Assets
Cash	$589,995	$219,340
Investments - temporary	223,972	167,714
Accounts receivable	3,776,843	2,405,187
Deferred tax asset	160,605	135,497

Total Current Assets	4,751,415	2,927,738

Property, plant and equipment
(net of accumulated depreciation)	15,547	20,714

Other Assets
Deposits	6,496	6,496

Total Other Assets	6,496	6,496

Total Assets	$4,773,458	$2,954,948

Liabilities and Stockholders' Equity
Current Liabilities
Accounts payable	$2,551,418	$1,036,902
Management fees payable	347,566	320,425
Income taxes payable	163,843	245,095

Total Liabilities	3,062,827	1,602,422

Stockholders' Equity
Common stock	1,000	1,000
Retained earnings	1,627,421	1,325,574
Accumulated comprehensive income	82,210	25,952

Total Stockholders' Equity	1,710,631	1,352,526

Total Liabilities and Stockholders' Equity	$4,773,458	$2,954,948

        The accompanying notes are an integral part of these financial statements.

        H&H Glass, Inc.

        Statements of Operations

        For the Years Ended December 31, 2006 and 2005

	2006	2005

Revenues	$14,533,801	$13,309,686
Cost of goods sold	(12,690,952)	(11,702,654)

Gross Profit	1,842,849	1,607,032

Operating Expenses
General & administrative expense	855,842	602,109
Rent	75,206	70,686
Salaries and wages	419,473	365,074

Total Operating Expenses	1,350,521	1,037,869

Operating Income (Loss)	492,328	569,163

Other Income (Expense)
Interest income	12,683	9,321
Other expense	(192)	(240)

Total Other Income (Expense)	12,491	9,081

Income (Loss) before Income Taxes	504,819	578,244

Provision for income taxes	(202,972)	(238,807)

Net Income (Loss)	301,847	339,437

Other Comprehensive Income
Unrealized gain on investment	56,258	9,851

Comprehensive Income (Loss)	$358,105	$349,288

        The accompanying notes are an integral part of these financial statements.

        H&H Glass, Inc.

        Statements of Cash Flows

        For the Years Ended December 31, 2006 and 2005

	2006	2005
Increase (decrease) in cash and cash equivalents:
Net income	$301,847	$339,437
Adjustments to reconcile net loss to net cash used
in operating activities:
Depreciation expense	5,167	5,241
Bad debt expense	138,526	-
Changes in operating assets and liabilities:
(Increase) decrease in accounts receivable	(1,510,182)	729,716
(Increase) decrease in deferred tax asset	(25,108)	(49,660)
Increase (decrease) in accounts payable and accrued expenses	1,541,657	(1,073,467)
Increase (decrease) in income taxes payable	(81,252)	172,709
Net cash used in operating activities	370,655	123,976

Cash flow from investing activities:
Purchase of property and equipment	-	(8,550)
Net cash used in investing activities	-	(8,550)

Cash flow from financing activities:
Net cash generated by financing activities	-	-

Net increase in cash and cash equivalents	370,655	115,426

Cash and cash equivalents at beginning of year	219,340	103,914

Cash and cash equivalents at end of period	$589,995	$219,340

Supplementary disclosures of cash flow information
Cash paid during the year for:
Income taxes	$309,332	$115,758
Interest	$-	$-

        The accompanying notes are an integral part of these financial statements.

        H&H Glass, Inc.

        Notes to Financial Statements

        For the Years Ended December 31, 2006 and 2005

1.           Summary of Significant Accounting Policies

Organization and Line of Business

H&H Glass, Inc. (“H&H Glass” or “the Company”), an Illinois corporation, was incorporated on July 1, 1989.  H&H Glass distributes glass containers in North America.  It imports glass mainly from China and Taiwan.

History

On January 23, 2007, Kaire Holdings Incorporated (“Kaire”), and its wholly-owned subsidiary, YesRx.com (“YesRx”), executed a Letter of Intent whereby YesRx.com will acquire all of the outstanding Stock of H&H Glass. Allen Lin, President of H&H Glass Corporation, and Bill Gresher, Chief Financial Officer of The Mexmil Company, were appointed as directors of Kaire.  After this merger, H&H Glass will be operated as a wholly-owned subsidiary of Kaire.

Basis of Presentation

The accompanying audited financial statements represent the financial activity of H&H Glass.  The financial statements have been prepared in accordance with generally accepted accounting principles in the US.  The Company’s fiscal year ends on December 31 each year.  The financial statements and notes are representations of the Company’s management, who are responsible for their integrity and objectivity.

Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and the disclosures of contingent assets and liabilities at the date of the financial statements.  Significant estimates include allowance for doubtful accounts.

Cash and Cash Equivalents

For purposes of the statements of cash flows, cash equivalents include amounts invested in a money market account with a financial institution.  The Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents.  Cash equivalents are carried at cost, which approximates market.

Revenue Recognition

The Company recognizes revenue at the time the product is shipped to the customer or services are rendered.  Outbound shipping and handling charges are included in net sales.  The Company assumes responsibility for all glass shipments until they are received by and approved by their customers.

        The accompanying notes are an integral part of these financial statements.

        H&H Glass, Inc.

        Notes to Financial Statements

        For the Years Ended December 31, 2006 and 2005

1.           Summary of Significant Accounting Policies (continued)

Concentration of credit risk

The Company, at times, maintains cash balances in excess of the federally insured limit of $100,000 per institution.  Uninsured balances as of December 31, 2006 and 2005, were $621,624 and $149,957, respectively.

Accounts receivable are typically unsecured.  The Company performs ongoing credit evaluations of its customers’ financial condition.  It generally requires no collateral and maintains reserves for potential credit losses on customer accounts, when necessary.  As of December 31, 2006, 91.5% of the Company’s Accounts Receivable were attributable to five customers.  As of December 31, 2005, 87.0% of the Company’s Accounts Receivable were attributable to the same five customers.

The Company purchases 100% of its glass from one vendor, an unrelated party.  In the years ended December 31, 2006 and 2005, the Company purchased $11,288,694 and $10,234,181 of products from this vendor, respectively.  This concentration is due to the relatively small size of the Company’s orders.  The Company’s specialized short-run custom orders generally are not attractive to larger glass manufacturers.  As customer orders have been growing in size, the Company is seeking additional suppliers.

Rebates

The Company occasionally has agreements with its customers to give a rebate if certain criteria are met, which are agreed upon prior to initiating the program. Each rebate program is renegotiated annually for the following year.  A program currently in place with one customer gives a rebate based on net annual sales, excluding any special low margin transactions, noted as follows:

Net sales	Rebate
Below $2,500,000	None
$2,500,000 - $3,499,999	0.5%
$3,500,000 - $4,499,999	1.0%
$4,500,000 - $5,499,999	1.5%
$4,500,000 or more	2.0%

The Company recorded sales rebates of $21,380 and $21,918 for the years ending December 31, 2006 and 2005, respectively.

        The accompanying notes are an integral part of these financial statements.

        H&H Glass, Inc.

        Notes to Financial Statements

        For the Years Ended December 31, 2006 and 2005

1.           Summary of Significant Accounting Policies (continued)

Property and Equipment

Property and equipment are stated at cost.  Depreciation is computed for financial reporting purposes using the straight-line method over the estimated useful lives of the assets.  The Company uses other depreciation methods (generally accelerated) for tax purposes.  Repairs and maintenance that do not extend the useful life of property and equipment are charged to expense as incurred.  When property and equipment are retired or otherwise disposed of, the asset and its accumulated depreciation are removed from the accounts, and the resulting profit or loss is reflected in income.

The estimated service lives of property and equipment are principally as follows:

Computers and equipment	3-5 years
Furniture & Fixtures	5-7 years

Income Taxes

The Company accounts for its income taxes using the Financial Accounting Standards Board Statements of Financial Accounting Standards No. 109, "Accounting for Income Taxes," which requires the establishment of a deferred tax asset or liability for the recognition of future deductible or taxable amounts and operating loss and tax credit carryforwards.  Deferred tax expense or benefit is recognized as a result of timing differences between the recognition of assets and liabilities for book and tax purposes during the year.

Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.  Deferred tax assets are recognized for deductible temporary differences and operating loss, and tax credit carryforwards.  A valuation allowance is established to reduce the deferred tax asset if it is “more likely than not” that the related tax benefits will not be realized.

In July 2006, the Financial Accounting Standards Board issued FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes.”  The Interpretation requires that realization of an uncertain income tax position must be estimated as "more likely than not" (i.e., greater than 50% likelihood of receiving a benefit) before it can be recognized in the financial statements.  Further, the Interpretation requires the recognition of tax benefits recorded in the financial statements to be based on the amount most likely to be realized assuming a review by tax authorities having all relevant information.  The Interpretation also clarifies the financial statement classification of tax-related penalties and interest and sets forth new disclosures regarding unrecognized tax benefits.  The Company will adopt the Interpretation when required in the first quarter 2007.  The company expects minimal impact from adoption of this Interpretation.

Fair Value of Financial Instruments

The Company measures its financial assets and liabilities in accordance with generally accepted accounting principles.  SFAS No. 107, “Disclosure about Fair Value of Financial Instruments,” requires certain disclosures regarding the fair value of financial instruments.  For certain of the Company’s financial instruments, including cash and cash equivalents, other current assets, accounts payable and accrued liabilities, the carrying amounts approximate fair value due to their short maturities.

1.           Summary of Significant Accounting Policies (continued)

Comprehensive Income (Loss)

Statement of Financial Accounting Standards No. 130, “Reporting Comprehensive Income” (SFAS 130) established standards for reporting and display of comprehensive income (loss) and its components in a full set of general-purpose financial statements.  Comprehensive income consists of net income and unrealized gains (losses) on available-for-sale securities and foreign currency translation adjustments.  All transactions with foreign companies are denominated in US Dollars.  The Statement requires only additional disclosures in the consolidated financial statements and does not affect the Company’s financial position or results of operations.

Advertising Costs

The Company expenses advertising and marketing costs as they are incurred.  There were no advertising and marketing costs for the years ended December 31, 2006 and 2005.

Long–Lived Assets

In accordance with Statement of Financial Accounting Standards (“SFAS”) No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets” the Company periodically evaluates the carrying value of long-lived assets to be held and used, including intangible assets, when events and circumstances warrant such a review.  The carrying value of a long-lived asset is considered impaired when the anticipated discounted cash flow from such asset is separately identifiable and is less than its carrying value.  In that event, a loss is recognized based on the amount by which the carrying value exceeds the fair market value of the long-lived asset.  Fair market value is determined primarily using the anticipated cash flows discounted at a rate commensurate with the risk involved.  Losses on long-lived assets to be disposed of are determined in a similar manner, except that fair market values are reduced for the cost to dispose.

Recent Accounting Pronouncements

SFAS 154 replaces APB Opinion No. 20 and SFAS 3 and became effective in the first quarter of 2006.  The standard introduces a new requirement to retrospectively apply accounting principle changes to prior years’ comparative financial statements as if the Company had always applied the newly adopted accounting principle.  Changes in depreciation, amortization and depletion methods previously considered a change in accounting principle are now considered a change in estimate under SFAS 154, requiring prospective adoption.  New pronouncements may contain specific implementation guidance which would supersede the requirements of SFAS 154.  The adoption of SFAS 154 did not have an impact on the consolidated financial statements included herein.

        The accompanying notes are an integral part of these financial statements.

        H&H Glass, Inc.

        Notes to Financial Statements

        For the Years Ended December 31, 2006 and 2005

1.           Summary of Significant Accounting Policies (continued)

Recent Accounting Pronouncements (continued)

In June 2006, the FASB issued FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes—an interpretation of FASB Statement No. 109 (FIN 48).  FIN 48 provides guidance for the recognition and measurement, in financial statements, of tax positions taken in previously filed tax returns or tax positions expected to be taken in tax returns.  FIN 48 requires an entity to recognize the financial statement impact of a tax position when it is more likely than not that the position will be sustained upon examination.  If the tax position meets the more-likely-than-not recognition threshold, the tax effect is recognized at the largest amount of the benefit that is greater than fifty percent likely of being realized upon ultimate settlement.  The Company will be required to adopt FIN 48 as of January 1, 2007, with any cumulative effect of the change in accounting principle recorded as an adjustment to opening retained earnings.  The Company is currently evaluating the impact of FIN 48 and has not yet determined the effect on its earnings or financial position.

In March 2006, the FASB issued SFAS No. 156, Accounting for Servicing of Financial Assets—an amendment of FASB Statement No. 140.  Companies are required to apply SFAS No. 156 as of the first annual reporting period that begins after September 15, 2006.  The Company does not believe adoption of SFAS No. 156 will have a material effect on its condensed consolidated financial position, results of operations or cash flows.

In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements,” which defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements.  SFAS No. 157 does not require any new fair value measurements, but provides guidance on how to measure fair value by providing a fair value hierarchy used to classify the source of the information.  This statement is effective on the Company beginning July 1, 2008.  The Company is currently assessing the potential impact that the adoption of SFAS No. 157 will have on its financial statements.

In September 2006, the SEC staff issued Staff Accounting Bulletin No. 108, “Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements” (“SAB 108”).  SAB 108 was issued in order to eliminate the diversity of practice surrounding how public companies quantify financial statement misstatements.  In SAB 108, the SEC staff established an approach that requires quantification of financial statement misstatements based on the effects of the misstatements on each of the company’s financial statements and the related financial statement disclosures.  This model is commonly referred to as a “dual approach” because it requires quantification of errors under both the iron curtain and the roll-over methods.  The Company currently uses, and has historically applied, the dual method for quantifying identified financial statement misstatements.  The Company will initially apply the provisions of SAB 108 in connection with the preparation of the annual financial statements for the year ending December 31, 2006.  The Company is currently evaluating SAB 108, but does not expect the adoption of SAB 108 to have a significant effect on its financial position, results of operations, or cash flows.

In June 2007, the EITF ratified EITF Issue No. 07-3, “Accounting for Advance Payments for Goods or Services to Be Used in Future Research and Development Activities.” EITF 07-3 provides that nonrefundable advance payments made for goods or services to be used in future research and development activities should be deferred and capitalized until such time as the related goods or services are delivered or are performed, at which point the amounts would be recognized as an expense. EITF 07-3 is effective for fiscal years beginning after December 15, 2007. The Company has evaluated the potential impact of this issue and anticipates that it will have no material impact on the Company’s financial position and results of operations.

        The accompanying notes are an integral part of these financial statements.

        H&H Glass, Inc.

        Notes to Financial Statements

        For the Years Ended December 31, 2006 and 2005

1.           Summary of Significant Accounting Policies (continued)

Recent Accounting Pronouncements (continued)

In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities—Including an amendment of FASB Statement No. 115” (“SFAS 159”).  SFAS 159 expands the use of fair value accounting but does not affect existing standards which require assets or liabilities to be carried at fair value.  Under SFAS 159, a company may elect to use fair value to measure accounts and loans receivable, available-for-sale and held-to-maturity securities, equity method investments, accounts payable, guarantees and issued debt.  Other eligible items include firm commitments for financial instruments that otherwise would not be recognized at inception and non-cash warranty obligations where a warrantor is permitted to pay a third party to provide the warranty goods or services.  If the use of fair value is elected, any upfront costs and fees related to the item must be recognized in earnings and cannot be deferred, e.g., debt issue costs.  The fair value election is irrevocable and generally made on an instrument-by-instrument basis, even if a company has similar instruments that it elects not to measure based on fair value.  At the adoption date, unrealized gains and losses on existing items for which fair value has been elected are reported as a cumulative adjustment to beginning retained earnings.  Subsequent to the adoption of SFAS 159, changes in fair value are recognized in earnings.  SFAS 159 is effective for fiscal years beginning after November 15, 2007 and is required to be adopted by the Company in the first quarter of fiscal 2009.  The Company is currently determining whether fair value accounting is appropriate for any of its eligible items and cannot estimate the impact, if any, which SFAS 159 will have on its consolidated results of operations and financial condition.

2.           Related Party Transactions

a)
The Company paid its President, Mr. Allen Lin, salary of $214,950 and $203,800 in 2006 and 2005, respectively.  The Company also accrued management fees, based on 3% of the Company’s sales, of $347,566 and $320,425 in 2006 and 2005, respectively.

b)	Josephine Lin, Mr. Lin’s wife, is employed by the company and was paid salary of $45,600 and $43,200 in 2006 and 2005, respectively.

3.           Accounts Receivable

The Company recognizes revenue at the time the product is shipped to the customer or services are rendered.  Outbound shipping and handling charges are included in net sales.  The Company assumes responsibility for all glass shipments until they are received by and approved by their customers.  Accounts receivable are unsecured.  The Company performs ongoing credit evaluations of its customers’ financial condition.  It generally requires no collateral and maintains reserves for potential credit losses on customer accounts, when necessary.

Accounts receivable as of December 31, 2006 and 2005, were $3,776,843 and $2,405,187, respectively.  At December 31, 2006, five customers accounted for 91.5% of all accounts receivable.  At December 31, 2005, the same five customers accounted for 87.0% of all accounts receivable.

4.           Property and Equipment

Property and equipment at December 31, 2006 and 2005 consisted of the following:

	2006	2005
Furniture and fixtures	$14,552	$14,552
Computers and equipment	23,452	23,452
	38,004	38,004
Less accumulated depreciation and amortization	(22,457)	(17,290)
Total	$15,547	$20,714

Depreciation expense for the years ended December 31, 2006 and 2005, was $5,167 and $5,241, respectively.

5.           Accounts Payable and Accrued Expenses

Accounts payable and accrued expenses at December 31, 2006 and 2005 consisted of the following:

	2006	2005
Accounts payable	$2,551,418	$1,036,902
Management Fess Payable	347,566	320,425
Total	$2,898,984	$1,357,327

The single glass vendor accounted for $2,475,244 and $1,005,302 of the total Accounts Payable at December 31, 2006 and 2005, respectively.

6.           Income Taxes

Significant components of the provision for taxes based on income are as follows for the years ended December 31:

	2006	2005

Current	$228,080	$295,192
Deferred	(25,108)	(56,385)

Total provision for income taxes	$202,972	$238,807

        The accompanying notes are an integral part of these financial statements.

        H&H Glass, Inc.

        Notes to Financial Statements

        For the Years Ended December 31, 2006 and 2005

6.           Income Taxes (continued)

The Company has recorded deferred tax assets of $160,605 and $135,497 at December 31, 2006 and 2005, respectively.  These arise principally from management fees paid and deductible in the year after the period in which they were accrued.  The Company has not recorded any valuation allowance against these deferred tax assets.

Tax rate reconciliation
	2006	2005
Federal tax rate	34.0%	34.0%
State taxes, net of benefit	5.8%	5.8%
Other	0.4%	1.5%

Effective tax rate	40.2%	41.3%

7.           Commitments and Contingencies

Operating Leases

The Company rents 2,887 square feet of office space at 7700 Irvine Center Drive in Irvine, California.  The lease began on January 1, 2005, and expires on August 31, 2008.  As of December 31, 2006, total monthly rent is $6,709.  Future minimum lease payments are as follows:

2007	$81,090
2008	51,966
Thereafter	-

$133,056

8.           Subsequent Events

Merger with Kaire Holdings Corporation

On January 23, 2007, Kaire Holdings Corporation and its wholly owned subsidiary YesRx.com executed a Letter of Intent whereby YesRx.com will acquire all of the outstanding Stock of H&H Glass Corporation, an Illinois corporation.  The terms of the acquisition includes the issuance of approximately $8 million in the common stock of Kaire.  This transaction was consummated July 1, 2007

        The accompanying notes are an integral part of these financial statements.